Timberjack Sporting Supplies, Inc.
c/o Linyi Chan Tseng Wood Co., Ltd.
Daizhuang Industrial Zone, Yitang Town
Lanshan District, Linyi City, Shandong
People’s Republic of China 276000

October 13, 2010

VIA EDGAR and FEDERAL EXPRESS
Mr. James A. Allegretto
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:         Timberjack Sporting Supplies, Inc.
Item 4.01 Form 8-K
Filed October 1, 2010
File No. 0-52352

Dear Mr. Allegretto:

We are in receipt of your comment letter dated October 5, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Item 4.01 Form 8-K Filed October 1, 2010

1.
We note that Conner’s report on your financial statements for the year ended September 30, 2009 contained an explanatory paragraph regarding your ability to continue as a going concern.  We also note that you disclosed that Conner’s audit reports were not qualified or modified as to uncertainty, audit scope, or accounting principles.  Please revise your disclosure to remedy this apparent inconsistency or explain this matter to us in more detail.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

ANSWER:  We have revised our disclosure to state that Conner’s audit reports were not qualified or modified as to uncertainty, audit scope, or accounting principles, other than an explanatory paragraph regarding our ability to continue as a going concern.

2.
Please revise your disclosure regarding the period during which there were no disagreements with your former accountant and the period for which there were no reportable events.  This period should include the two most recent years and any subsequent interim period through the date of dismissal.  Refer to paragraph (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

ANSWER:  We have revised our disclosure to state that there were no disagreements with our former accountant and there were no reportable events for the two most recent years and any subsequent interim period through the date of dismissal.

3.	Please file an updated letter from Conner as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

ANSWER:  An updated letter from Connor is filed as an exhibit to the Amendment to the Form 8-k.

The Company acknowledges that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Zhikang Li
CEO and Director